Mail Stop 4561

                                                      July 22,
2005

Kevin Rich
c/o DB Commodity Services LLC
60 Wall Street
New York, New York  10005

Re:	DB Commodity Index Tracking Fund
      DB Commodity Index Tracking Master Fund
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 24, 2005
      File No. 333-125325

Dear Mr. Rich:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the units will be sold at net asset value after the initial offering period has closed. Accordingly, please tell us how the offering will comply with Item 415(a)(4) of Regulation S-K, relating to at-the-market offerings.

2. If you believe the offering is not an at-the-market offering, and considering the role of the Authorized Purchasers as statutory underwriters, please provide a further analysis of why this offering should not be viewed as a delayed offering subject to the requirements of Item 415(a)(1)(x).

3. We note the disclosure concerning your redemption program on page
31. Please provide us a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Refer to Rule 13e-4 and Regulation 14E of the Exchange
Act.

4. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

5. Please revise to include a description of the securities being registered, as required by Item 9 of Form S-1.

Prospectus Cover Page

6. We note you use the term "Fund" as part of your name. Your use of this term may lead investors to believe that you are registered under the Investment Company Act of 1940, when, in fact, you are not. Please include disclosure on the cover page of the prospectus clarifying that you are not a mutual fund registered under the Investment Company Act of 1940. Refer to the instruction that accompanies Item 501(b)(1) of Regulation S-K.

7. The information on your cover page is dense and difficult to read.
Please limit the disclosure to information required by Item 501 or that is key to an investment decision. For example, disclosure about the assets of the Master Fund is better suited for the prospectus summary and the body of the prospectus. In addition, please reduce your use of defined terms on the cover page and in the summary section. See our Plain English Handbook available at www.sec.gov.

8. Please include a highlighted cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

9. Please remove the last two sentences of the last bullet risk factor as they mitigate the disclosed risk.

10. Please revise the table to provide separate disclosure for the minimum and maximum offering amounts. We note, for example, that the price to the public per share and the upfront selling commissions will change after the minimum number of shares is sold.

11. Please revise the cover page to state the amount of net proceeds you will receive in the offering based on the total minimum and total maximum amount of the offering. In addition, please tell us why stating the price at net asset value per share is sufficient to satisfy the disclosure requirements of Item 501(b)(3) of Regulation
S-K.

Summary
Risk Factors, page 1
12. Please briefly describe the potential conflicts of interest between the Managing Owner, Commodity Brokers and the shareholders.

Investment Objective, page 2

13. Please include a more detailed description of the Index.
Also,
please quantify the notional amounts of each Index Commodity currently included in the Index.

Shares Should Track Closely the Value of the Index, page 2

14. Please disclose the method, if any, by which shareholders will be apprised of the per share net asset value.

The Commodity Brokers, page 3

15. Please describe and quantify all fees payable to the commodity brokers and indicate the source of funds for payment of those fees.
Provide similar disclosure regarding fees paid to the Distributor.

Creation and Redemption, page 4

16. Please revise to quantify the amount of transaction fee paid by the Authorized Participants in connection with each order to create or redeem a Basket of Shares. Also, please disclose the amount of transaction fee paid by the Fund to the Master Fund.

17. We note disclosure stating that the Fund may sell the Master
Fund
Units to Authorized Participants; however, the next sentence states that the Master Fund will be wholly-owned by the Fund and the Managing Owner. Please reconcile these two statements.

Segregated Accounts/Interest Income, page 6

18. Please revise to state the basis for the estimated interest rate of 2.5%. Provide similar clarification in footnote (8) to the break-even table.

Break Even Amounts, page 8

19. We note your statement on page 7 that you expect investors to pay a customary commission of up to 3% in connection with their purchase of shares. However, we also note that you estimate that "all fees and expenses which are anticipated to be incurred by a new investor" during the continuous offering period as only 1.90% for purposes of calculating the break-even amount and the break-even table.
Please
resolve the inconsistency.

20. Please expand the disclosure and the tables on pages 9 and 28 to include line items for creation and redemption fees. We note the disclosure on page 33.

The Risks You Face, page 12

21. Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, many of the subheadings merely state a fact with no reference to the associated risk.

The Fund May Not Always be Able Exactly to Replicate..., page 13

22. Please provide additional detail about how the Managing Owner determines the composition of the Index. In particular, please disclose whether this information is publicly available and, if not, whether the Managing Owner has a contractual right to receive the information.

Net Asset Value May Not Always Correspond to Market Price, page 12

23. Please address the risk that redemptions may be made at a price higher than the current market price.

Price Volatility May Possibly Cause the Total Loss of Your
Investment, page 14

24. Please quantify the risk by disclosing the historical volatility of the Index.

Speculative and Volatile Markets Combined With...page 14

25. Please briefly describe how the fund utilizes leverage.

If the Master Fund Fails to Satisfy the "Qualifying Income"
Exception...page 16

26. Please briefly describe the types of income that you expect to receive that would be "non-qualifying" income for purposes of the publicly traded partnership rules.

Possibility of Termination of the Fund Before Expiration of its Stated Term, page 17

27. Please disclose the stated term of the Fund. We note that on page 1 you state that the Fund is perpetual.

Investment Objective, page 18

28. Please include a discussion about the correlation between the value of the index, the net asset value of shares in the fund, and the trading price of fund shares on the Amex. In connection with this discussion, please disclose the time of day that you will calculate net asset value of the fund. Please clarify whether the value of fund shares will be calculated and reported continuously throughout the trading day, comparable to the closing level calculations that the Index Sponsor will publish once every 15 seconds. If so, please explain in detail how the intraday calculations will be made. Finally, please address the expected impact of a gap between the time that you calculate net asset value and the close of trading on the Amex.

Description of the Deutsche Bank Liquid Commodity Index - Excess
Return

Index Composition, page 20

29. Please tell us the circumstances that could result in the Index
Sponsor being unable to calculate the closing prices of the Index
Commodities.  Provide clarifying disclosure as appropriate.

Publication of Closing Levels and Adjustments, page 21

30. Please describe the data and assumptions that the Index
Sponsor
will use to calculate the closing level of the Index once every 15 seconds.

31. It appears that the Deutsche Bank website is password protected.
Please tell us how investors will be able to access information about the closing level and adjustments made to the Index.

Historical Closing Levels, page 21

32. Please tell us why you have used hypothetical closing levels rather than the actual closing levels reported by the Index since
December 1, 1988.   Tell us why you believe hypothetical
information
is appropriate disclosure for prospective investors in the fund. If you retain this information, please update the disclosure to include closing levels for 2005.

33. Please expand your disclosure to identify the actual sources of the data you used to calculate the hypothetical closing levels.
To
the extent you obtained data from Deutsche Bank, please explain why
Deutsche Bank cannot verify the information.

34. Please disclose the material assumptions that were used to calculate the hypothetical closing levels.

35. Please tell us why you have repeated the first two paragraphs of the cautionary language before and after the table. Otherwise, please remove the repetitive disclosure.

Organization and Offering Expenses, page 29

36. Please disclose an estimate of the organization and offering expenses. Provide similar disclosure in the prospectus summary.

Creation and Redemption of Shares, page 31

37. Please revise to clarify that Authorized Participants will not know the actual net asset value per share for purchases or redemption of shares, since the price per share will be calculated after the time that the order is placed. Also, please clarify whether orders for purchase or redemption may be withdrawn or revoked and, if so, the conditions for doing so.

Creation Procedures, page 32

38. We note that purchase orders must be placed by 10:00 am and that the purchase price during the continuous offering period will be based on net asset value at the close of markets on the purchase order date. Please revise to clarify the type and amount of deposit that must be included with a purchase order. Discuss how and when the Authorized Participant will be obligated to pay the balance of the purchase price.

Conflicts of Interest

The Managing Owner, page 34

39. Please revise to clarify why the Managing Owner cannot devote all of its time or resources to management of the Fund and the Master
Fund.

Net Asset Value, page 40

40. Please describe in more detail the impact on net asset value if a commodity futures contract could not be liquidated on a particular day. We note that the value would be calculated based on the settlement price on the first subsequent day on which the position could be liquidated; however, it is not clear how the total net asset value of the fund would be affected by such a delay.

41. Please revise to describe the circumstances under which the Managing Owner may exercise its discretion to value assets pursuant to other principles.

Material U.S. Federal Income Tax Considerations

Status of the Fund, page 45

42. Please revise the disclosure to explain the reasons why counsel is giving a qualified opinion. If doubt exists, counsel may also use the word "should" to make it clear that the opinion is subject to a degree of uncertainty. Provide risk factor disclosure that discusses the risk of this uncertainty to investors.

Plan of Distribution, page 56

43. Please identify all Authorized Participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

44. We note that the 3% selling commission charged to investors during the initial offering period and will be used to "compensate the Authorized Participants in connection with their selling efforts on behalf of the Fund during the initial offering period." In addition we note that the Authorized Participants may break down the baskets to sell to their customers. Please revise the disclosure to state that Authorized Participants participating in the initial offering are underwriters and that Authorized Participants that purchase baskets in order to distribute to their customers will also be underwriters.

45. Please discuss in more detail the distribution of shares by Authorized Participants to other investors. Disclose the method of distribution and the price at which those shares will be sold.

DB Commodity Index Tracking Fund
Report of Independent Registered Public Accounting Firm, page 60

46. Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58. Please also revise the audit reports for DB Commodity Index Tracking Master Fund and DB Commodity
Services
LLC.

DB Commodity Index Tracking Master Fund
Financial Statements and Notes
Note 4, Operating Expenses, Organizational and Offering Costs, pages
68-69

47. We note that your organization and offering costs of $600,000 were paid by your parent, Deutsche Bank AG. Please revise your financial statements to reflect these organization and offering costs. Refer to SAB Topic 5T.

Part II

Item 15. Recent Sales of Unregistered Securities

48. Please disclose any recent sales, including the sale of units to
Deutsche Bank.

Item 16. Exhibits and Financial Statement Schedules

49. Please revise to include one list of exhibits and identify by footnote or otherwise any exhibits that were included in an earlier filing or that will be included in a future filing.

Exhibit 5.1

50. Please have counsel revise paragraphs B(iv) and (v) on page 3 of the opinion to clarify that counsel has not assumed the authority, due authorization or execution of the Fund or the Master Fund.

Exhibit 8.1

51. Limiting the opinion to registrant is not appropriate because investors must be able to rely on the tax opinion filed with the registration statement. Please file a revised opinion that removes the limitation on reliance in the last paragraph.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852, or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Michael J. Schmidtberger

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Kevin Rich
DB Commodity Index Tracking Fund
July 22, 2005
Page 9